 EXPENSE LIMITATION AGREEMENT

 This EXPENSE LIMITATION AGREEMENT (the “Agreement”), effective as of ____________, 2015, is entered into between T. Rowe Price Associates, Inc. (the “Manager”), a corporation organized and existing under the laws of the State of Maryland, and T. Rowe Price Inflation Focused Bond Fund, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Maryland, on behalf of the T. Rowe Price Inflation Focused Bond Fund (the “Fund”).

 WHEREAS, the Manager is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended;

 WHEREAS, the Fund is a series of the Corporation and is an open-end management investment company registered as such with the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”);

 WHEREAS, the Corporation’s Articles of Incorporation authorizes the issuance of separate share classes of the Fund upon approval by the Corporation’s Board of Directors; and

 WHEREAS, the Corporation’s Board of Directors has approved the issuance of two classes of shares of the Fund: Investor Class (the “Investor Class”) and I Class (the “I Class”); and

 WHEREAS, pursuant to the Fund’s Amended and Restated Investment Management Agreement with the Manager (the “Management Agreement”), the Fund pays the Manager a management fee for investment management services and bears the costs of its operating expenses with certain exceptions;

 WHEREAS, the Corporation’s Board of Directors has determined that it is in the best interests of the Fund and each Class to enter into this Agreement; and

 NOW, THEREFORE, the Manager and the Corporation, on behalf of the Fund, hereby agree as follows:

1. Investor Class Expense Limitation.

The Manager agrees to waive or pay any of the Investor Class’ operating expenses, including but not limited to management fees, but excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (collectively, “Investor Class Expenses”), or reimburse the Investor Class for Investor Class Expenses, to the extent Investor Class Expenses exceed 0.50%, on an annualized basis, of the Investor Class’ average daily net assets (hereinafter referred as the “Investor Class Limitation”). Any Investor Class Expenses waived or paid by the Manager pursuant to the Investor Class Limitation are subject to reimbursement to the Manager by the Fund or Investor Class whenever the Investor Class Expenses are below 0.50%. However, no reimbursement will be made more than three years after the waiver or payment of Investor Class Expenses by the Manager or if such reimbursement would result in the Fund’s Investor Class Expenses exceeding 0.50%.

2. I Class Expense Limitation.

(b) The Manager agrees to pay any of the I Class’ operating expenses excluding management fees; interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (collectively, “I Class Operating Expenses”), or reimburse the I Class for I Class Operating Expenses to the extent I Class Operating Expenses exceed 0.05%, on an annualized basis, of the I Class’ average daily net assets (hereinafter referred to as the “I Class Limitation”). Any I Class Operating Expenses paid by the Manager pursuant to the I Class Limitation are subject to reimbursement to the Manager by the Fund or I Class whenever the Fund’s I Class Operating Expenses are below 0.05%. However, no reimbursement will be made more than three years after the payment of I Class Operating Expenses by the Manager or if such reimbursement would result in the Fund’s I Class Operating Expenses exceeding 0.05%.

3. Fundwide Expenses

In the event that the waiver, payment or reimbursement with respect to Investor Class Expenses or I Class Operating Expenses results in the payment or reimbursement of Fundwide Expenses (as such term is defined in Rule 18f-3 under the 1940 Act) that have been allocated to the applicable Class, the Manager shall also pay or reimburse such Fundwide Expenses that have been allocated to the other classes of the Fund.

4. Amendment and Termination of Agreement.

This Agreement will continue with respect to the Fund at least through September 30, 2017 (the “Initial Termination Date”). Thereafter, this Agreement may continue for such period of time beyond the Initial Termination Date and for such limit on Investor Class Expenses and/or I Class Operating Expenses as the Manager may agree, provided that the Board of Directors of the Fund, including a majority of the directors who are not interested persons of the Fund or the Manager, approves such continuation and new Investor Class Expenses and/or I Class Operating Expenses expense limitation(s). This Agreement may be terminated at any time beyond the Initial Termination Date with approval by the Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund or the Manager. This Agreement will terminate automatically upon termination of its Management Agreement. Amendment or termination of this Agreement does not require approval by shareholders of the Fund or its separate classes of shares.

 IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date stated in the preamble.

T. ROWE PRICE ASSOCIATES, INC.
Date:________________	By:___________________________________ Darrell N. Braman Vice President

T. ROWE PRICE INFLATION FOCUSED BOND FUND, INC.
Date:________________	By:___________________________________ David Oestreicher Vice President

CAPS/Documents/Agreements/Expense Limit and Management Fee Waiver Agreements/STI Expense Limit Agreement.docx